Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Red Eye Louie's Inc
5619 Canongate Lane
Birmingham, AL 35242
https://redeyelouies.com/

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Red Eye Louie's Inc
Address: 5619 Canongate Lane, Birmingham, AL 35242
State of Incorporation: AL
Date Incorporated: February 18, 2011

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

First Day

Friends and Family 20% Bonus Shares

Next 2 Days

Friends & Family 15% Bonus Shares

Next 4 Days

Friends & Family Early Bird 10% Bonus Shares

Next 14 Days

Early Bird 5% Bonus Shares

<u>Amount-Based Perks</u>

$500.00 | Tier 1

Awesome Red Eye Louie's stickers that you can put on EVERYTHING!

$1000.00 | Tier 2

One Limited Edition Vodquila 50 ml Glass replica, one Red Eye Louie's t-shirt and stickers

$5000.00 | Tier 3

One Limited Edition Vodquila 50 ml Glass replica, one Box of Red Eye Louie's golf balls, one T-shirt.

$10,000.00 | Tier 4

5% Bonus Shares, One Limited Edition Vodquila 50 ml Glass replica, one box of Red Eye Louie's golf balls, and one Red Eye Louie's Polo.

$50,000.00 | Tier 5

10% Bonus Shares, two Red Eye Louie's Polo shirts, one box of golf balls, two Limited Edition Vodquila 50 ml Glass replica, and one 750ml Bottle of Vodquila, signed by Founder & CEO Chander Arora.

$100,000.00 | Tier 6

15% Bonus Shares, 2 Red Eye Louie's Polo shirts, 2 boxes of golf balls, four Limited Edition Vodquila 50 ml Glass replica, and one 750 ml each of Vodquila, Rumquila, and Whisquila, signed by Founder and CEO Chander Arora.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Red Eye Louie's Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 /share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Red Eye Louie's Inc. ("Red Eye Louie's" or the "Company") is a C-Corporation organized under the laws of the state of Alabama.

Red Eye Louie's Inc is a manufacturer of Alcholic beverages under many trademarks like RUMQUILA & WHISQUILA. We are selling our products in USA as well in overseas markets. Our main products are Blends but we are also creating additional brands to sell Vodka, Gin, Rum, Tequila and Bourbon.

The Company was originally formed as VODQUILA LLC in Alabama in 2011. In 2018, the Company converted to a corporation, Red Eye Louie's Inc., in Alabama to further develop the brand and multiple product lines.

Other Trademarks

A Trademark application was filed by another company from New York on 02/08/2011, about 3 weeks prior to our filing, for registering VODKILA. Their TM was granted as they filed first. We filed VODQUILA TM on 03/01/2011. We have contested it based on First in USE, but have been unsuccessful in the USPTO trials. Based on our knowledge, the other company is not doing much business nationally. They currently focus only in NY and a couple of more states. We are in negotiations with them to have concurrent use and a no contest agreement. Civil Trials can be expensive so we have been trying to avoid that as a potential outcome.

Competitors and Industry

We produce unique blends which are one of a kind in the world, so really there is not much competition. But the Alcoholic Beverage landscape is very diverse with Tequila leading the charge in growth followed by Bourbon, Vodka and Rum. We have a pure play offering of 100% Agave TEQUILA PLATA in Tequila space and it is used in all of our different blends. We see our future in strengthening our core brands VODQUILA, RUMQUILA, WHISQUILA and TEQUILA PLATA and creating a new brand, IMMORAL, for our pure drinks offerings like Vodka, Gin, Rum and Bourbon.

Under the federal guidelines for Spirits industry we distribute our products through Spirits distributors in each state who in turn supply our products to retailer like package stores, state owned stores, bars, restaurants, and night clubs. We employ Online shippers like Reservebar/Drizzly/Total Wine to sell directly to consumers also.

Even without a direct competitor in Blends, we will always have competition in 100% Agave Tequila area and will compete for space on the retailers' shelves. Since we have more than 7500 locations carrying our Blends, it will be easier for us to place our Tequila Plata on the shelves in retail stores. Through our distributor and broker channels, we actively engage with retail owners and managers to position our brands on the shelves in our desired locations. We have created Point of Sale material for consumer education on our products, and we feel that our active engagement with the retailer, provided plenty of positive feedback. It has been our experience that our face to face interactions make a difference. That is why we will be adding more Sales and Marketing staff. That will position us to reach more distributors to grow our footprint, but also work the market with our distribution teams so that we can maintain the personal touch. We will also be positioned to enhance our cold call capabilities that we feel will have a positive impact in the retail section.

We have realized success within the international communities, through tradeshow and conferences. Our strongest partnerships have derived from those meetings. When COVID 19 hit, all tradeshows and conferences were cancelled, and our international Distributors struggled with the downturn in their economies. As the Covid restrictions are eased in international markets those distributors are starting to see a positive turn in sales. Market visits, tradeshows and conferences are going live now. We feel that we will have more success in the international markets when we are able visit our distributors to create those relationships and attend the conferences and tradeshows in 2022 and 2023. We visited Japan and Germany in 2022.

We will continue to focus on gaining a larger distribution footprint in the U.S. and Internationally, also focusing on underperforming distribution channels to either increase sales or grow with a new distributor in that market.

We have seen a positive trend in our sales and forecast our growth, YoY, to continue that trend. With the additional staff that we will bring on, we will be able to proactively engage new markets and strengthen existing markets.

Current Stage and Roadmap

We have three brands which are at different stages of maturity.

First, VODQUILA was introduced in 2012 and is being sold in 32 plus states in USA and multiple overseas markets like Europe(EU), UK, Australia, South Africa, UAE and Egypt.

Second, RUMQUILA and WHISQUILA are 3 years and 2 year old respectively. These brands are doing well in limited states that we have introduced them.

Third, TEQUILA PLATA is our newest offering being rolled out in Texas and Maryland/D.C. areas.

Fourth, Our IMMORAL and JIMMY LEE brands are in the development stage and not currently on the market. Both brand names have received USPTO Trademark status. Our plan for these two brands includes: IMMORAL will have craft spirits like VODKA, GIN and RUM under it's banner. JIMMY LEE will have craft Spirits like Bourbon, American Whiskey and Single Malt American Whiskey under it's umbrella.

All of our trademarks are originally owned by the CEO, Chander Arora. Mr. Arora has assigned all rights over to Red Eye Louie's, Inc. The marks that are in progress, Jimmy Lee and Immoral are being processed with Red Eye Louie's, Inc, as the owner.

The Team

Officers and Directors

Name: Chander Arora

Chander Arora's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chief Executive Officer, and Director
  Dates of Service: February, 2011 - Present
  Responsibilities: Administrative, Financial, Production and Innovation. Chander currently receives $1,900 per week in salary. Equity ownership of 15M Common Stock.

Other business experience in the past three years:

- **Employer:** Selterz, Inc
  Title: President
  Dates of Service: January, 2000 - Present
  Responsibilities: Running and Managing the Real Estate, C Stores, Franchised Restaurants like Subway and Qdoba ETC

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Red Eye Louie's Inc (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities

in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and it may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Blended Spirits is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company has a signed, Trademark Assignment for many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is

important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on regulatory agencies, such as the FDA (Food and Drug Administration), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Red Eye Louie's Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Red Eye Louie's Inc. could harm our reputation and materially negatively impact our financial condition and business.

Trademark Dispute VODQUILA vs. VODKILA.
A Trademark application was filed by another company from New York on 02/08/2011, about 3 weeks prior to our filing, for registering VODKILA. Their TM was granted as they filed first. We filed VODQUILA TM on 03/01/2011. We have contested it based on First in USE, but have been unsuccessful in the USPTO trials. Based on our knowledge,

the other company is not doing much business nationally. They currently focus only in NY and a couple of more states. We are in negotiations with them to have concurrent use and a no contest agreement. Civil Trials can be expensive so we have been trying to avoid that as a potential outcome.

Trademark Ownership

Currently, Chander Arora is the registered owner of certain Trademarks pertaining to the Company's products. Mr. Arora has executed a Trademark assignment agreement to assign all ownership rights to the company, Red Eye Louie's Inc. In addition, new trademarks related to future brands are being registered under the company's name.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chander Arora	15,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 15,255,758 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $250,981.23
Number of Securities Sold: 255,758
Use of proceeds: For Marketing, Inventory of existing products and new Launch of Tequila Plata
Date: October 27, 2021
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We have been in operation since 2011. We do have seasonal cycles in wine and spirits industry i.e. summers are better than spring and Holiday season is when we make about 40% of sales of the year. Main source of revenue is sales of VODQUILA Brand and that will continue to grow for foreseeable future. The 2021 was an exceptional year as we faced lot of import duties from our Glass bottles and packaging material coming from China. The cost of goods went up but was offset by Craft Modernization and Tax Reform Act (CBMTRA) and other mitigating circumstances.. Covid-19 actually helped the sales of wine and spirits as people consumed more alcohol during Lockdowns. We are running full steam during these unprecedented times.

Results of operations

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $1,531,344, a decrease of about 2% compared to fiscal year 2020 revenue of $1,567,469. Even after all Covid-19 travel restrictions on the U.S. market, our higher-margin U.S. sales were down by only 2% year over year, but our international sales suffered a lot with more than 40% decline in international sales. We believe that the decline in international sales resulted from us having more concentrated focus on U.S. sales in 2021. International travel restrictions and market closures in Europe, Australia, and South Africa also impacted our overall sales. We believe that the U.S. is the most important market for us to demonstrate success with our distilled spirits, so we spent the vast majority of our marketing and sales efforts in the U.S. in 2021 as ban on international travel prevented us from promoting our products in international markets.

Cost of sales

Cost of sales in 2021 was $969,073, a decrease of approximately $125,984 from costs of sales $1,095,057 in fiscal year 2020. The decrease was mainly due to "The Craft Beverage Modernization and Tax Reform Act (CMBTRA)". It provided us a deep discount on Federal Taxes as part of the Cost of Sales.

Gross margins

2021 gross profit increased by $89,859 over 2021 gross profits and gross margins as a percentage of revenues increased to 36.7% from 30.1% in 2020. This increased margin performance was affected by "The Craft Beverage Modernization and Tax Reform Act (CMBTRA)".

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and trademarks, as well as research and development expenses. Expenses in 2021 increased $135,131 from 2020.

Historical results and cash flows:

The historical results for 2020 and 2021 are typical of our performance over the years, but 2021 has seen a decrease of 2% in sales because the market stabilized from sharp increase in sales in 2020 from Covid-19 stocking up and stay at home policies.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently the company has the following capital resources available:

1. Cash on Hand: 274,015.00

2. Receivables: 168,533

3. LOC: 500,000.00 (Used 300K)

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to future growth of the company. The other funds available are listed in the above comment. If we raise the full funds from this campaign this will more than double our current financial resources.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, these funds are very important for the viability of the company. We launched a sales and marketing campaign in January of 2021 to have presence in all 48 contiguous states of USA. We are presently in 30 states. Out of about $1,500,000 available funds about $1,000,000 will be raised from this campaign and will be used to help assist in this endeavor.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum amount, we expect we will be able to operate the company for 12 months and more. With burn rate of $35,500 a month and with available funds as described in the previous columns, the company is going to be viable but the growth will stagnate.

The burn rate has been consistant for last 3 to 4 years but may increase to $40,000 a month in the coming months as we spend more on Marketing and hiring of new talent.

How long will you be able to operate the company if you raise your maximum funding goal?

With Burn Rate of $35K a month we expect to be able to operate the company, if we raise the maximum funding goal, for approximately four years based on current sales.

The Burn rate may increase to $40K a month as we spend more on Marketing and Hiring of new talent.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this time, the Company does not have any additional future sources of capital available to the business. The Company may raise another round of funding via Regulation Crowdfunding or other means next year but this has not been determined yet at this time.

Indebtedness

- **Creditor:** Chander Arora
  Amount Owed: $431,000.00
  Interest Rate: 0.0%
  Maturity Date: December 29, 2023
  Loan from the Company CEO, Chander Arora. Currently outstanding at $431,000.00 The loan bears no interest and will mature on 12/28/2022

Related Party Transactions

- **Name of Entity:** Chander Arora
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan from CEO, Founder and Director Chander Arora.
  Material Terms: Currently outstanding at $431,000. The loan bears no interest and will mature on 12/29/2023.

Valuation

Pre-Money Valuation: $15,255,758.00

Valuation Details:

Red Eye Louie's Inc. ("Red Eye Louie's" or the "Company") determined its pre-money valuation based on Cases Sold and Valuation of IP.

Current Traction & Industry

Based on internal research, in the spirits industry, the valuation of a company comes from the number of cases sold in a year. The company has been selling ~20,000 cases every year consistently and in the past 12 months, we have sold 22,000 cases. Many companies have been sold with a $2000 to $11000 per case valuation (Beverage Daily.com) but we are evaluating our company at $1000 a case multiple based on an average of 19,709 cases sold annually from 2020 to 2022 (19.709M). However, we choose to undervalue our company and discount our valuation to ~$15 Million so that upside potential can benefit our shareholders. For the reasons above regarding the company's current traction & industry, we believe a valuation of $15,255,758 is justified.

Value of Intellectual Property

We hold Registered Trademarks on Red Eye Louie's, REL Logo, Rumquila, and Whsiquila brands in the USA, Canada, 27 countries of the European Union (including the UK), India, and China. For the reasons above regarding the value of our Intellectual Property, we believe a valuation of $15,255,758 is justified.

The company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company only has one class of security authorized and outstanding. The company currently does not have any outstanding convertible securities, options, or warrants.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  44.5%
  StartEngine Platform Fees

- *Working Capital*
  50.0%
  General operating expenses.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  13.5%
  Create new POS and Displays, hiring Brand ambassador, Tastings and Trade shows

- *Research & Development*
  10.0%
  Develop new products

- *Company Employment*
  10.0%
  Hire sales team for covering states that we sell in

- *Operations*
  20.0%
  Procure more Glass Bottles from China as it is cheaper to buy and ship in bulk.

- *Working Capital*
  25.0%
  to extend credit to the distributors

- *Inventory*
  10.0%
  To increase our finished goods inventory

- *Office Improvements*
  6.0%
  Office improvements

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://redeyelouies.com/ (www.redeyelouies.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/redeyelouies-cf-2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Red Eye Louie's Inc

[See attached]

Red Eye Louie's, Inc.

Unaudited Financial Statements

For the years ended December 31, 2021 and 2020

CAP CONSULTING, LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 06, 2022

To: Board of Directors, RED EYE LOUIE'S, INC.

Re: 2021-2020 Financial Statement Review

We have reviewed the accompanying financial statements of RED EYE LOUIE'S, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2021 and 2020, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

CHAD A. POIST, CPA
500 River Highlands Way
Hoover, AL 35244
205.515.4652

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

CAP Consulting, LLC

RED EYE LOUIE'S, INC.
BALANCE SHEET
As of December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statement
(Unaudited)

ASSETS		**2021**		**2020**
Current Assets				
Cash and cash equivalents	$	274,015	$	284,876
Accounts receivable		168,533		185,043
Inventory		684,161		640,609
Total current assets		1,126,709		1,110,528
Fixed assets, net of accumulated depreciation		26,128		30,690
Total Assets	$	1,152,837	$	1,141,218
LIABILITIES AND OWNERS* EQUITY				
Current Liabilities				
Accounts payable	$	64,374	$	163,420
Other current liabilities		2,426		45,351
Total Current Liabilities		66,800		208,771
Notes payable, long-term		480,398		616,226
Notes payable, related party		42,190		62,829
Total Liabilities		589,388		887,826
OWNERS' EQUITY				
Common Stock (20,000,000 shares of $0.0001 par stock authorized, 15,000,000 and 1,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively), net of common stock receivable		237,694		0
Retained earnings		325,755		253,392
Total Owners' Equity		563,449		253,392
Total Liabilities and Owners' Equity	$	1,152,837	$	1,141,218

RED EYE LOUIE'S, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2021	2020
Revenues, net	$ 1,531,344	$ 1,567,469
Less: Cost of goods sold	969,073	1,095,057
Gross profit	562,271	472,412
Operating expenses		
Selling, general and administrative	351,205	270,037
Selling expenses and commissions	69,148	53,250
Marketing and adverting	57,806	19,741
Total operating expenses	478,159	343,028
Net operating Income (Loss)	84,112	129,384
Interest income (expense)	(23,601)	(23,916)
Tax exempt income	27,742	0
Tax provision (benefit)	(15,890)	26,903
Net Income (Loss)	$ 72,363	$ 78,565

RED EYE LOUIE'S, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Retained Earnings	Total Owners' Equity
Balance as of January 1, 2020	174,827	174,827
Conversion from Vodquila LLC to Red Eye Louie's Inc.		0
Net income (loss)	78,565	78,565
Balance as of December 31, 2020	253,392	253,392
Share issuances to founder	0	237694
Net income (loss)	72,363	72,363
Balance as of December 31, 2021	325,755	563,449

RED EYE LOUIE'S, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

		2021		2020
Operating Activities				
Net Income (Loss)	$	72,363	$	78,565
Adjustments to reconcile net income (loss)				
to net cash provided by operations:				
(Increase) Decrease in accounts receivable		16,510		(9,592)
(Increase) Decrease in inventory		(43,551)		(141,274)
(Increase) Decrease in other current assets		0		0
Increase (Decrease) in accounts payable		(99,046)		56,673
Increase (Decrease) in other current liabilities		(42,925)		33,591
Net cash used in operating activities		(96,649)		17,963
Investing Activities				
Accumulated depreciation		9,821		
Purchase of fixed assets		(5,259)		(30,690)
Net cash used in investing activities		4,562		(12,727)
Financing Activities				
Capital fund raising		237,694		
Proceeds/(pay down) from long-term notes payable		(156,468)		240,985
Net change in cash from financing activities		81,226		240,985
Net change in cash and cash equivalents	$	(10,861)	$	228,258
Cash and cash equivalents at beginning of period	$	284,876	$	56,618
Cash and cash equivalents at end of period	$	274,015	$	284,876

RED EYE LOUIE'S, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2021
(UNAUDITED)

NOTE 1 - NATURE OF OPERATIONS

RED EYE LOUIE'S, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Alabama on February 18, 2011 as Vodquila LLC until converting to a corporation and changing its name in April 2018. The Company produces, distributes and provides e-commerce retail of alcoholic beverages and is headquartered in Alabama.

Since Inception, the Company has relied on securing loans, capital contributions and product sales to fund its operations. As of December 31,2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $274,015.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had net fixed assets of $30,690 and $0, and had not yet begun to depreciate the fixed assets acquired in 2019

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax

reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory
The Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss. The Company had the inventory balances as of December 31, 2021 and 2020 of $684,161 and $640,609, respectively.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its products. The Company records the revenue when the products have been delivered to their customers.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31,2021 and 2020, the Company had $168,533 and $185,043 of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the

Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation - Stock Compensation, to expand the scope of Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15,2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15,2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2013 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4-DEBT

The Company has borrowed certain sums to finance its growth. The Company maintains a line of credit with Servis 1st Bank as well as an interest-free loan from its founder and chief executive, Mr. Chander Arora.

NOTE 5 - INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7-EQUITY

The Company has a single class of common stock. The Company has authorized 20,000,000 common shares with $0.0001 par value. As of December 31, 2021 and 2020, the Company had 15,000,000 and 1,000 shares issued and outstanding all of which are beneficially owned by the Company's founder and chief executive officer, Mr. Arora. Each share of common stock is entitled to a single vote in corporate matters.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company pays its chief executive, Mr. Arora, receives a salary of $2,000 per week. Additionally, Mr. Arora has loaned the Company approximately $42,190 as of the date of these financial statements. The loan does not bear interest and has a maturity date of December 28,2022.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 - SUBSEQUENT EVENTS

Anticipated Crowdfimded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The securities offered include up to 1,070,000 shares of common stock. The Company received capital funding of $237,694 representing $1 par value and no voting rights.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through April 27, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Chander Arora, Principal Executive Officer of Red Eye Louie's Inc., hereby certify that the financial statements of Red Eye Louie's Inc. included in this Report are true and complete in all material respects.

Chander Arora

Founder, CEO and Director

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Red Eye Louie's CF2 is not live or open to the public at this moment.

INVEST IN RED EYE LOUIE'S CF2 TODAY!

Live Life Blended

Red Eye Louie's is a Birmingham-based craft beverage brand producing award-winning artisan spirit blends. The company's products are currently sold in over 7,500 retail outlets ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


RUMQUILA
TEQUILA PLATA

$0.00 Raised

REASONS TO INVEST

- Red Eye Louie's creates widely-loved and critically-acclaimed spirit blends that push the boundaries of traditional craft. Our products have been recognized with 22 awards in the wine and spirits industry, including the Wine and Spirits Wholesaler Association Gold Medal, and a Double Gold Medal from the China Wine and Spirits Awards.

- Over the last few years tequila has seen more growth than any other category in an already robust industry. As of 2022, revenue for the overall beverage and spirits sector in the U.S. is estimated to be worth $79B and the global market is set to reach $2.3T by 2027.*

- Red Eye Louie's began as a small family company, but has quickly grown to become an award-winning, nationally-distributed and internationally-recognized brand. Today, the company's founder has assembled a team of passionate and dedicated brand ambassadors who truly believe in the products, and are committed to seeing a bottle of Red Eye Louie's on every spirits shelf.

*Market information provided by Park Street Insider, Statista, & GlobeNewswire (source, source, source)

Invest Now
$1.00 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$250.00	$15.26M

THE PITCH

Since 2012, Red Eye Louie's has been redefining the craft beverage industry with its selection of strikingly bottled, premium spirit products. The company's method of combining traditional liquors and using thermal blending to marry their flavors has led to the development of multiple innovative blends that are beloved by consumers, and winning awards at an international level.

Bringing Together the Best of Two Worlds with Our Unique Craft Spirit Blends

The essence of Red Eye Louie's revolves around the notion of **mixing traditional spirits** to create unexpected, yet surprisingly satisfying results. Our approach to craftsmanship is a process known as **thermal blending**, which allows us to blend multiple liquors – including rum, whiskey, tequila, and vodka. Our four award-winning brands – **Vodquila, Rumquila, Whisquila, and Tequila Plata** – are designed to be enjoyed neat, but are also equally delicious in cocktails!



TEQUILA
PLATA

THE PROBLEM & OUR SOLUTION

A Family Brand at the Forefront of the Craft Spirits Movement

The concept for Red Eye Louie's first came about in a home basement bar in 2010, when the company founder's daughter asked him, "Why can't we blend two true spirits together instead of just diluting a vodka, rum, or whiskey with mixers?"



Red Eye Louie's®

As an entrepreneur with a background in chemistry, Chander Arora experienced a eureka moment and began leveraging his expertise to engineer his own **premium spirit blends**. Eventually, Chander and his daughter Nina landed upon their first chemically compatible combination, VODQUILA – a deliciously drinkable tequila with the smoothness of a vodka – **and the #REL revolution began**.



VODQUILA
RUMQUILA
WHISQUILA
TEQUILA
PLATA

Since then, the company's thermal blending techniques have led to more matches made in heaven, including RUMQUILA - combining the spicy notes of Tequila with the richness of Puerto Rican Rum, and WHISQUILA - the deep, earthy flavors of a rye Whiskey married with the fiery boldness of Tequila. Red Eye Louie's has also recently released TEQUILA PLATA - made from 100% pure blue agave, and the brand is now expanding to include premium traditional spirits.


Red Eye Louie's®
TEQUILA PLATA
100% PURE BLUE AGAVE
VOLCANIC WATER
DOUBLE DISTILLED
CHILL TREATED

THE MARKET & OUR TRACTION

10 Years in Business, 130K Total Cases Shipped, 21 Industry Honors, and More to Come

Red Eye Louie's reaches customers nationwide through **robust online sales and local distribution channels**. In partnership with ReserveBar, we deliver spirits direct to customers, and have **shipped over 28K cases in the last 18 months** to meet growing consumer demand. We also ship cases to **33 distributors in 30 states–supplying over 7,500 retailers**–and will be expanding distribution to 15 new states in 2023.

33
Distributors in 30 states across the U.S.

7,500
Retail locations across the U.S.

130,000
Cases sold with demand growing.

Since launching in 2012, the brand has secured a number of prestigious accolades, receiving a collective **22 awards** in professional industry competitions. In 2014, judges at the International Wine and Spirit Competition Event were so wowed by the products that they are said to be considering a new "hybrid drinks" category. We were also awarded exceptional scores by Tasting Panel Magazine in 2017, receiving a score of 92/100 for Vodquila and 93/100 for Rumquila.



WHY INVEST

A Dedicated Team Turning Passion into A Striking Line-up of Spirits

With the current traction and growth, Red Eye Louie's is looking forward to plans of releasing even more innovative product offerings. The release of Tequila Plata signals the company's move from strictly blends to a full catalog of premium spirits, and we are in the process of developing and producing whiskey, rum, premium gin, and premium vodka in 2023.


IMMORAL SPICED RUM 4
IMMORAL VODKA 6
IMMORAL GIN 12
JIMMY LEE KENTUCKY BOURBON
*CONCEPT DRAWING


CURRENT DISTRIBUTION
-U.S.
-E.U.
-CANADA
-AUSTRALIA
-EGYPT
-S.AFRICA
-DUBAI
ANTICIPATED FUTURE DISTRIBUTION
-ASIA
-AFRICA

With a dedicated team, artisan products at an affordable price, and a vigorous business model in place, we believe Red Eye Louie's presents a rare opportunity for investors to be part of an already profitable and promising business. The Red Eye Louie's team takes extreme pride in our products and we can't wait for more consumers to experience our brand. Thank you for supporting us on StartEngine!


Red Eye Louie's
VODQUILA
RUMQUILA
WHISQUILA
TEQUILA PLATA
ASK FOR IT.

ABOUT

HEADQUARTERS
5619 Canongate Lane
Birmingham, AL 35242

VALUATION
$15.26M

PREVIOUSLY CROWDFUNDED
$251k

Red Eye Louie's is a Birmingham-based craft beverage brand producing award-winning artisan spirit blends. The company's products are currently sold in over 7,500 retail outlets and will soon be available in 48 U.S. states, as well as select international markets.

TEAM



Chander Arora
Founder / CEO

An international expert in the spirits industry for 20+ years and is the founder of the Red Eye Louie's Inc. Chander started the company in 2011 by helping his daughter, Nina Arora, with her college project by creating the company's first product Vodquila (a blend of Vodka and Tequila.) Chander turned his daughter's college assignment into an international spirits business. With his knowledge of chemistry, he is able to create all the formulas and recipes for each blend. Chander's achievements will be an asset to the company's future.



Nina Arora
Co-Founder / Innovation and New Product Development

Nina Arora has multiple years of experience working in the CPG industry. She received her B.S. degree from Birmingham Southern College (BSC) in 2012 after co-founding Red Eye Louie's Inc., (formerly Vodquila LLC) in 2011. Nina was instrumental in the concept, development and expansion of the brand into domestic and global markets. After graduating from BSC she decided to pursue her post-grad education in fashion design from Savannah College of Arts and Design (SCAD) from where her career lead her to working for companies overseas and currently New York where she is managing New Product Launches for Estee Lauder Companies. Nina is close to the brand and continues to Develop and Innovate for Red Eye Louie's.



Vikram (Romie) Arora
Co-Founder / Legal and Corporate Affairs

Romie graduated from Emory University's Goizueta School of Business in 2014. He has worked for Red Eye Louie's Inc. throughout college. After graduation, Romie moved to New York City and joined a Hedge Fund as Equity Trader at Sassicaia Capital Advisors. Romie works for the company on an as needed basis part-time.



Mandy Elsworth
Administrative Manager

Mandy has been with Red Eye Louie's since June 2020, overseeing all the administrative functions in the office as Administrative Manager. She directly handles all financial matters such as accounts payable, purchasing, and banking. She comes with an extensive background of 15 years of accounting and administrative experience though different areas of buisnesses. Mandy plays a significant role in the growth and consistency of the company.



Ryan Miesuk
Graphic Designer / Creative Team Lead

Ryan has been with Red Eye Louie's since July 2022. He has been a creative content producer for just over a decade. Graduated from Flashpoint College of Film & Media in Chicago with an Associates in Film/Broadcast. He has worked on numerous independent creative projects over the years. Hoping to elevate the Red Eye Louie's brand with a fresh eye and a burgeoning creative output.



Josie Green
Administrative Assistant / Creative Team Lead

Josie has been with Red Eye Louie's sine June 2022. She assists in all the day-to-day functions behind the scenes. After work, Josie attends college at the University of Alabama at Birmingham pursuing a degree in digital marketing. She helps bring fresh ideas and insights with a creative edge to the team.

TERMS

Red Eye Louie's CF2

Overview

PRICE PER SHARE
$1

VALUATION
$15.26M

DEADLINE
Apr 14, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$250.00

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000.00

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
10,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**Red Eye Louie's Inc**
Corporate Address :	**5619 Canongate Lane, Birmingham, AL 35242**
Offering Minimum :	**$10,000.00**
Offering Maximum :	**$1,235,000.00**
Minimum Investment Amount (per investor) :	**$250.00**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**
Minimum Number of Shares Offered :	**10,000**
Maximum Number of Shares Offered :	**1,235,000**
Price per Share :	**$1.00**

Pre-Money Valuation : $15,255,758.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

First Day

Friends and Family 20% Bonus Shares

Next 2 Days

Friends & Family 15% Bonus Shares

Next 4 Days

Friends & Family Early Bird 10% Bonus Shares

Next 14 Days

Early Bird 5% Bonus Shares

Amount-Based Perks

$500.00 | Tier 1

Awesome Red Eye Louie's stickers that you can put on EVERYTHING!

$1000.00 | Tier 2

One Limited Edition Vodquila 50 ml Glass replica, one Red Eye Louie's t-shirt and stickers

$5000.00 | Tier 3

One Limited Edition Vodquila 50 ml Glass replica, one Box of Red Eye Louie's golf balls, one T-shirt.

$10,000.00 | Tier 4

5% Bonus Shares, One Limited Edition Vodquila 50 ml Glass replica, one box of Red Eye Louie's golf balls, and one Red Eye Louie's Polo.

$50,000.00 | Tier 5

10% Bonus Shares, two Red Eye Louie's Polo shirts, one box of golf balls, two Limited Edition Vodquila 50 ml Glass replica, and one 750ml Bottle of Vodquila, signed by Founder & CEO Chander Arora.

$100,000.00 | Tier 6

15% Bonus Shares, 2 Red Eye Louie's Polo shirts, 2 boxes of golf balls, four Limited Edition Vodquila 50 ml Glass replica, and one 750 ml each of Vodquila, Rumquila, and Whisquila, signed by Founder and CEO Chander Arora.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Red Eye Louie's Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 /share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

Cosmopolitan
The 25 Best Rum Brands You Need on Your Bar Cart Like, Yesterday

View Article

PR.com
Red Eye Louie's Announces Launch of Tequila Plata

View Article

The Spirits Business
Tequila-vodka hybrid outsells Amazon competition

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

This is Chander Arora. I'm the founder and the CEO of Red Eye Louie's, Inc. This is the company that we started in 2011 to produce our first offering of vodquila. And vodquila is a very interesting story. My daughter was in college and had a marketing project to finish. The professor had asked them to create a product which is not in the market and find a way to sell it.

So she came home and I was drinking tequila and was messing with vodka. And she said, "Dad, why don't we blend it together? That'll be a unique product. And if it's tasty, then I can make a plan to market it." And why not, is how the inspiration came to make this brand. And I worked on this for about nine months.

And in 2012, we introduced the vodquila, which is a blend of vodka and tequila and it is blended with heat involved in there. And that offering was introduced in 2012, September. And since then, we've been weighing ever since. We have shipped more than 100,000 cases since then to domestic, USA, and overseas markets.

In 2018, we increased our offering with this one. It's a rumquila. It's a Puerto Rican two years in, and it's mixed with tequila. And that's the one I am drinking today, and this is a very, very good testing drink. In 2019 late, in 2020 early, we introduced this whiskey and tequila combo. It's whisquila, and this is a rye whiskey from the Rocky Mountains and tequila from Mexico.

And this is our third offering, and all of these three things are available in about 30 states. With 33 distributors in the United States, we are represented in almost 7,000 retail outlets, and this company is growing by leaps and bound. And this is our future. This is 2021 late. We're going to introduce our 100% blue agave tequila, and it'll be in the market probably to the same distributors right away.

And we've been growing domestically for the last 10 years, but internationally, we have slowed down this year because of the COVID-19, but COVID-19 algo helped our sales in the United States in 2020. And join us in celebration of a unique blend that has no competition in the world. We are the only one. We have the trademarks and we have the presence in many, many countries overseas, and growing daily. But my invitation to you is to join us, start investing in the company, and be prosperous with us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF ALABAMA

CONVERSION OF A DOMESTIC ENTITY
Limited Liability Company to Corporation

Alabama
Sec. Of State
Entity Change
003-629 DLL
Date 4/02/2018
Time 16:15
180402 5 Pg
File $25.00
Ackn $.00
Exp $.00
Total $25.00
08/026

(For SOS Office Use Only)

PURPOSE: In order to change the entity type of a domestic entity (any entity formed in Alabama), the entity must deliver the documentation in this form pursuant to Section 10A, Chapter 1, Article 8, Code of Alabama 1975.

INSTRUCTIONS: Mail one (1) signed original and two (2) copies of the completed Conversion package, the filing fee of $25.00 (credit card, check, or money order) to the **Secretary of State, Business Services, P.O. Box 5616, Montgomery, Alabama, 36103-5616**, and a check or money order made out to the Judge of Probate in the county where the entity's formation documents were recorded (contact the Office of the Judge of Probate for the fees). The Secretary of State will file and transmit the copies to the Judge of Probate in accordance with 10A-1-4.02(g). The Conversion will not be registered if the credit card does not authorize and will be removed from the index if the check is dishonored. If you desire a stamped copy returned to you, supply a third copy and a pre-addressed postage paid return envelope.

This form must be typed.
Faxed and emailed transmissions will not be acknowledged, processed, or returned.

1. **Information on the converting entity (entity will cease to exist at conversion/termination by conversion):**

Alabama entity id number of converting entity: 003-629 (Format 000-000) *

***INSTRUCTION TO OBTAIN ID NUMBER TO COMPLETE FORM:** If you do not have this number immediately available, you may obtain it on our website at www.sos.alabama.gov under the Government Records tab. Click on Business Entity Records, click on Entity Name, enter the registered name of the entity in the appropriate box, and enter. The six (6) digit number containing a dash to the left of the name is the entity ID number. If you click on that number, you can check the details page to make certain that you have the correct entity – this verification step is strongly recommended.

The name of the converting entity as recorded with the Secretary of State of Alabama:
Vodquila, LLC

County Probate Office in Alabama where the formation documents/articles of this domestic entity were recorded and where the conversion document will be forwarded for recording: Shelby County

This Document was prepared by:

(For County Probate Court Office Use Only)

20180411000119930 1/6 $59.00
Shelby Cnty Judge of Probate, AL
04/11/2018 09:53:13 AM FILED/CERT

2. **Information on the converted (formed/created by this conversion) – this entity will continue to exist:**

   The name of the new domestic entity resulting from this conversion (A domestic name reservation certificate issued by the Alabama Secretary of State must be attached if the name is changing anything more than the entity identifier information – such as Inc., LLC, etc. – if only the identifier information is changing, no name reservation is required name):
   Red Eye Louie's, Inc

3. The new converted/formed entity will be a domestic corporation.

4. Name of registered agent for service of process in Alabama:
   Chander Arora

5. Street (**No PO Boxes**) Address of initial registered office (MUST be physically located in Alabama):
   160 Highland View Drive, Birmingham, Alabama 35242

   Mailing Address in Alabama (if different)__________

6. Purpose for which corporation is formed: the invention, sale, marketing and production of alcoholic beverages
   __________; the purpose includes the transaction of any lawful business for which corporations may be incorporated in Alabama under Title 10A, Chapter 2 of the Code of Alabama.

7. Number of Shares the corporation is authorized to issue: 1000 Par Value__________
   (Par value is optional information and does not have to be completed.)

8. Period of duration shall be perpetual unless stated otherwise by an attached exhibit.

9. The name(s) of the Incorporator(s): Chander Arora

   Street (**No PO Boxes**) address of Incorporator(s): 160 Highland View Drive, Birmingham, Alabama 35242 Mailing address of Incorporator(s) – (if different from street address):__________

   Attach a listing if more Incorporators need to be added.

10. Director's Name: Chander Arora

    Street (**No PO Boxes**) address of Director: 160 Highland View Drive, Birmingham, Alabama 35242 Mailing address of Director(s) - (if different from street address):__________

20180411000119930 2/6 $59.00
Shelby Cnty Judge of Probate, AL
04/11/2018 09:53:13 AM FILED/CERT

Director's Name:____

Street (**No PO Boxes**) address of Director:______________________________

______________________________Mailing address of Director(s) - (if different from street address):______________________________

Director's Name:____

Street (**No PO Boxes**) address of Director:______________________________

______________________________Mailing address of Director(s) - (if different from street address):______________________________

Attach listing if more Directors need to be added.

11. A director has no liability to the corporation or its shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for (A) the amount of financial benefit received by a director to which he or she is not entitled; (B) an intentional infliction of harm on the corporation or the shareholders; (C) a violation of Section 10A-2-8.33; (D) an intentional violation of criminal law; or (E) a breach of the director's duty of loyalty to the corporation or its shareholders.

12. If the converted entity is one in which one or more owners lack limited liability protection, a statement that each owner of the converting entity who is to become a owner without limited liability protection of the resulting entity has consented in writing to the conversion as required by 10A-1-8.01 is attached.

13. The undersigned certify that the conversion was approved pursuant to *Code of Alabama 1975*, Title 10A, Chapter 1, Article 8 (specifically 10A-1-8.01) and that the information included in or attached to this conversion form are true and correct.

14. Signature requirements are in accordance with 10A-1-4.01 and 10A-1-8.01 of the *Code of Alabama 1975*.

CONVERSION OF DOMESTIC ENTITY/LLC to Corporation

Signature Page – Use additional if necessary.

12-22-17
Date

Chander Arora - President
Typed Name **and** Title of Signature Below

[signature]
Signature of Person Authorized to Sign

Date

Chander Arora - President
Typed Name **and** Title of Signature Below

Signature of Person Authorized to Sign

Date

Chander Arora - President
Typed Name **and** Title of Signature Below

Signature of Person Authorized to Sign

20180411000119930 4/6 $59.00
Shelby Cnty Judge of Probate, AL
04/11/2018 09:53:13 AM FILED/CERT

JOHN H. MERRILL
SECRETARY OF STATE

ALABAMA STATE CAPITOL
MONTGOMERY, AL 36130

STATE OF ALABAMA

I, John H. Merrill, Secretary of State of the State of Alabama, having custody of the Great and Principal Seal of said State, do hereby certify that

pursuant to the provisions of Title 10A, Chapter 1, Article 5, *Code of Alabama 1975*, and upon an examination of the entity records on file in this office, the following entity name is reserved as available:

Red Eye Louie's, Inc.

This name reservation is for the exclusive use of Chander Arora, 160 HIGHLAND VIEW DR, BIRMINGHAM, AL 35242 for a period of one year beginning November 13, 2017 and expiring November 13, 2018.

20180411000119930 5/6 $59.00
Shelby Cnty Judge of Probate, AL
04/11/2018 09:53:13 AM FILED/CERT

In Testimony Whereof, I have hereunto set my hand and affixed the Great Seal of the State, at the Capitol, in the City of Montgomery, on this day.

ALABAMA GREAT SEAL

November 13, 2017
Date

John H. Merrill **Secretary of State**

RES777587

Secretary of State
State of Alabama
I hereby certify that this is a true and complete
copy of the document filed in this office on
April 2, 2018
DATE April 3, 2018 /as
J. H. Merrill
Secretary of State

20180411000119930 6/6 $59.00
Shelby Cnty Judge of Probate, AL
04/11/2018 09:53:13 AM FILED/CERT

STATE OF ALABAMA

**DOMESTIC BUSINESS CORPORATION
AMENDMENT TO CERTIFICATE/ARTICLES
OF INCORPORATION**

PURPOSE: In order to amend a Business Corporation's Certificate/Articles of Incorporation under Section 10A-2A-10.06 of the Code of Alabama 1975 this Amendment and the appropriate filing fees must be filed with the Office of the Secretary of State.

INSTRUCTIONS: Mail one (1) signed original and one (1) copy of this completed form along with a self-addressed, stamped envelope with the filing fee of $100.00 (credit card, check, or money order) to the **Secretary of State, Business Services, P.O. Box 5616, Montgomery, Alabama 36103-5616.** The Amendment will not be registered if the credit/debit card does not authorize and will be removed from the index if the check is dishonored ($30 fee).

This form must be typed.

1. The name of the corporation from the Certificate/Articles of Incorporation:

   Red Eye Louie's, Inc.

2. The date the Certificate/Articles of Incorporation was filed in the county: 04 / 02 / 2018 (format MM/DD/YYYY)

3. The titles, dates, and places of filing of any previous Amendments: ______
   Attach a listing if necessary.

4. Alabama Entity ID Number (Format: 000-000): 003 - 629 **INSTRUCTION TO OBTAIN ID NUMBER TO COMPLETE FORM:** If you do not have this number immediately available, you may obtain it on our website at www.sos.alabama.gov Click Business Services (below picture), click Business Entity Search, search by entity name. The six (6) digit number containing a dash to the left of the name is the entity ID number. If you click on that number, you can check the details page to make certain that you have the correct entity – this verification step is strongly recommended.

This form was prepared by: (type name and full address)

Jeffrey S. Marks
9 Chatelaine
Newport Coast, CA. 92657

RECEIVED DATE
AUG 24 2020 JM
SECRETARY OF STATE
OF ALABAMA

(For SOS Use Only)

Alabama
Sec. Of State

Entity Change
003-629 D/C
Date 8/24/2020
Time 14:45
200824 3 Pg

File $100.00
Ackn $.00
Exp $100.00

Total $200.00
04/007

DOMESTIC BUSINESS CORPORATION AMENDMENT

[Instruction on Amendment completion: Be very specific about what must be changed if you are amending existing information. If the amendment includes a name change, a copy of the Name Reservation form issued by the Office of Secretary of State **must** be attached.

Registered agents and registered agent addresses are changed by filing a Change Of Registered Agent Or Registered Office By Entity form directly with the Office of the Secretary of State (the new agent's signature is required agreeing to accept responsibility). You may file the information as an Amendment also, but the change form must be on file with the Secretary of State per 10A-1-3.12(a) (2) to effect the change in the public records database.]

5. The following amendment was adopted on 08 / 17 / 2020 (format MM/DD/YYYY):

Article 7 of the Certificate of Incorporation is hereby amended to read as follows: "Number of Shares the corporation is authorized to issue: 20,000,000, Par Value $0.0001 per share.".

☑ Additional Amendments and the dates on which they were adopted are attached.

Item 6, 7, or 8 MUST be checked/completed with any appropriate attachments.

6. ☐ The board of directors without stockholder action approved the Amendment. Stockholder action was not required.

7. ☑ The stockholders approved the Amendment. The total number of votes entitled to be cast was 1,000 (information is required for item a or b). Complete one of the following:

   a. The total number of votes cast for amendment was 1,000 and the total number of votes cast against amendment was 0.

   b. The total number of undisputed votes cast for amendment was ________ which was a sufficient number of votes to approve amendment.

8. ☐ Amendment by voting groups was required; the information required in item 5 above is provided for each voting group and is attached to and made part of this Domestic Business Corporation Amendment document.

08 / 17 / 2020
Date (MM/DD/YYYY)

[signature]
Signature as required by 10A-2A-1.20

Chander Arora
Typed Name of Above Signature

Chief Executive Officer
Typed Title/Capacity to Sign under 10A-2A-1.20

ATTACHMENT
TO
AMENDMENT TO CERTIFICATE/ARTICLES OF INCORPORATION
OF
RED EYE LOUIE'S, INC.

The following amendment was adopted on 08/17/2020:

Article 7.5 of the Certificate of Incorporation is hereby added and reads as follows:

"The shareholders of this corporation shall not have any preemptive right to acquire the corporation's unissued shares."

Alabama
Sec. Of State

Entity Change
003-629 D/C
Date 8/24/2020
Time 14:45
200824 3 Pg

File	$100.00
Ackn	$.00
Exp	$100.00
Total	$200.00

04/007